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                                                FILED PURSUANT TO RULE 424(B)(3)
                                            REGISTRATION STATEMENT NO. 333-69464
Aviation Sales Company
                          PROSPECTUS SUPPLEMENT NO. 1
                           TO PROSPECTUS AND CONSENT
                      SOLICITATION DATED JANUARY 9, 2002

              AVIATION SALES COMPANY EXTENDS NOTE EXCHANGE OFFER
                      AND RIGHTS OFFERING EXPIRATION DATE


Greensboro, North Carolina, February 21, 2002 - Aviation Sales Company (OTCBB:AVIO) today announced that it has extended the expiration date of its previously announced note exchange offer and rights offering until 5:00 pm on Friday, February 22, 2002. The note exchange offer and the rights offering were originally set to expire at 5:00 pm yesterday.

The Company reported that to date, the holders of approximately 86.5% of the Company's old notes have tendered their old notes in the note exchange offer. While this tender more than meets the condition to completion of the note exchange offer that the holders of more than 80% of the Company's outstanding old notes tender their old notes in the note exchange, the Company has elected to continue the note exchange offer for a short period of time to allow remaining holders of its old notes to tender their old notes in the note exchange.

The note exchange is being made pursuant to the terms and subject to the conditions set forth in the Prospectus and Consent Solicitation dated January 9, 2002. The rights offering is being made pursuant to the terms of and subject to the conditions set forth in the Prospectus dated January 9, 2002. Other than the expiration date of the note exchange offer and rights offering, no other terms of the note exchange offer or the rights offering have been changed.

The Company also announced that the one-for-ten reverse stock split that is part of the Company's restructuring will become effective at the opening of the market on the fourth business day after the expiration date of the Company's note exchange offer and rights offering, and that the change of its corporate name from "Aviation Sales Company" to "TIMCO Aviation Services, Inc." will become effective on the same date.

The Company's registration statements relating to the rights offering and the note exchange offer and consent solicitation contain important information about the Company, the rights offering, the note exchange offer and consent solicitation and related matters. Noteholders, stockholders and other interested parties are urged to carefully read these documents for information regarding these matters. The prospectus and consent solicitation, the related letter of transmittal and certain other documents related to

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AVIATION SALES COMPANY EXTENDS NOTE EXCHANGE OFFER
AND RIGHTS OFFERING EXPIRATION DATE

the note exchange offer and consent solicitation and the prospectus and other documents related to the rights offering have been made available to all stockholders and noteholders as of the record date, at no expense to them. These documents are also available at no charge at the SEC's website at www.sec.gov.
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This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the new notes or the shares of common stock to be offered in the rights offering in any state where such offer, solicitation or sale would be unlawful.

Aviation Sales Company is a leading independent provider of fully integrated aviation maintenance, repair and overhaul (MR&O) services for major commercial airlines and maintenance and repair facilities. The Company currently operates four MR&O businesses: TIMCO, which, with its three locations, is one of the largest independent providers of heavy aircraft maintenance services in North America; Aerocell Structures, which specializes in the MR&O of airframe components, including flight surfaces; Aircraft Interior Design, which specializes in the refurbishment of aircraft interior components; and TIMCO Engine Center, which refurbishes JT8D engines. The Company also operates TIMCO Engineered Systems, which provides engineering services to our MR&O operations and our customers.

This press release contains certain forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from forecasted results. A number of factors, including those identified in the Company's Annual Report on Form 10-K for the year ended December 31, 2000 and those identified below, could adversely affect the Company's ability to obtain these results: the Company's ability to satisfy the conditions to its note exchange offer and rights offering, the Company's ability to continue to generate sufficient working capital to meet its operating requirements and service its indebtedness, the Company maintaining good working relationships with its vendors and customers, the Company's ability to achieve gross margins at which it can be profitable, including margins on services the Company performs on a fixed price basis, competition in the aircraft maintenance, repair and overhaul market and the impact on that market and the Company of the terrorist attacks on September 11, 2001, the Company's ability to attract and retain qualified personnel in its business, utilization rates for its MR&O facilities, the Company's ability to effectively manage its business, competitive pricing for the Company's products and services, economic factors which affect the airline industry, and changes in government regulations. Certain of these risks are described in the Company's filings with the Securities and Exchange Commission (SEC). Copies of the Company's SEC filings are available from the SEC or may be obtained upon request from the Company. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

      The date of this Prospectus Supplement No. 1 is February 21, 2002.